

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2012

<u>Via E-mail</u>
Robert Fishman
Senior Vice President and Chief Financial Officer
NCR Corporation
3097 Satellite Boulevard
Duluth, GA 30096

> **Re:** **NCR Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 1-00395**

Dear Mr. Fishman:

     We refer you to our comment letters dated September 11, 2012 and October 10, 2012, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Cecilia Blye

     Cecilia Blye, Chief
     Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance